UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No 1)1

Driftwood Ventures, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

262033103

(CUSIP Number)

Driftwood Ventures, Inc.
2121 Avenue of the Stars
Suite 2550
Los Angeles CA, 90067
Attn.: Jay Wolf
Tel: 310-601-2500

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

July 7, 2008

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	262033103

1	NAMES OF REPORTING PERSONS: Trinad Capital Master Fund, Ltd. 98-0447604

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,733,727

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,733,727

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,733,727[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	85.4%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

2 This amount does not include common stock which may be issued pursuant to a certain senior convertible promissory note in the aggregate principal amount of $2,500,000 issued to Trinad Capital Master Find, Ltd. by Driftwood Ventures, Inc. pursuant to a certain Note Purchase Agreement between Driftwood Ventures, Inc. and the purchasers signatory thereto dated July 7, 2008, and such promissory note is not convertible unless and until a future financing occurs and then is convertible at such price of future financing, all as described in the Note Purchase Agreement.
3 On the basis of 6,782,000 shares of Common Stock outstanding reported by the Company.

SCHEDULE 13D

CUSIP No.	262033103

1	NAMES OF REPORTING PERSONS: Trinad Capital International, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,314,734

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,314,734

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,314,734[4]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.5%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

4 This amount does not include common stock which may be issued pursuant to a certain senior convertible promissory note in the aggregate principal amount of $2,500,000 issued to Trinad Capital Master Find, Ltd. by Driftwood Ventures, Inc. pursuant to a certain Note Purchase Agreement between Driftwood Ventures, Inc. and the purchasers signatory thereto dated July 7, 2008, and such promissory note is not convertible unless and until a future financing occurs and then is convertible at such price of future financing, all as described in the Note Purchase Agreement.
5 On the basis of 6,782,000 shares of Common Stock outstanding reported by the Company.

SCHEDULE 13D

CUSIP No.	262033103

1	NAMES OF REPORTING PERSONS: Trinad Management, LLC 20-0591302

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,415,545

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		8,415,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,415,545[6]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	86.4%[7]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

6 This amount does not include certain senior convertible promissory notes in the aggregate principal amounts of $2,500,000 and $750,000 issued to Trinad Capital Master Fund, Ltd. and Trinad Management, LLC, respectively, by Driftwood Ventures, Inc. pursuant to a certain Note Purchase Agreement between Driftwood Ventures, Inc. and the purchasers signatory thereto dated July 7, 2008.
7 On the basis of 6,782,000 shares of Common Stock outstanding reported by the Company.

SCHEDULE 13D

CUSIP No.	262033103

1	NAMES OF REPORTING PERSONS: Trinad Capital LP 20-0593276

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,418,993

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		6,418,993

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,418,993[8]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	70.9%[9]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

8 This amount does not include common stock which may be issued pursuant to a certain senior convertible promissory note in the aggregate principal amount of $2,500,000 issued to Trinad Capital Master Find, Ltd. by Driftwood Ventures, Inc. pursuant to a certain Note Purchase Agreement between Driftwood Ventures, Inc. and the purchasers signatory thereto dated July 7, 2008, and such promissory note is not convertible unless and until a future financing occurs and then is convertible at such price of future financing, all as described in the Note Purchase Agreement.
9 On the basis of 6,782,000 shares of Common Stock outstanding reported by the Company.

SCHEDULE 13D

CUSIP No.	262033103

1	NAMES OF REPORTING PERSONS: Trinad Advisors II, LLC 20-0591650

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,418,993

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		6,418,993

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,418,993[10]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	70.9%[11]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

10 This amount does not include common stock which may be issued pursuant to a certain senior convertible promissory note in the aggregate principal amount of $2,500,000 issued to Trinad Capital Master Find, Ltd. by Driftwood Ventures, Inc. pursuant to a certain Note Purchase Agreement between Driftwood Ventures, Inc. and the purchasers signatory thereto dated July 7, 2008, and such promissory note is not convertible unless and until a future financing occurs and then is convertible at such price of future financing, all as described in the Note Purchase Agreement.
11 On the basis of 6,782,000 shares of Common Stock outstanding reported by the Company.

SCHEDULE 13D

CUSIP No.	262033103

1	NAMES OF REPORTING PERSONS: Jay A. Wolf

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		125,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,415,545

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		125,000

WITH	10	SHARED DISPOSITIVE POWER:

		8,415,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,415,545[12]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	87.7%1314

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

12 This amount does not include certain senior convertible promissory notes in the aggregate principal amounts of $2,500,000 and $750,000 issued to Trinad Capital Master Fund, Ltd. and Trinad Management, LLC, respectively, by Driftwood Ventures, Inc. pursuant to a certain Note Purchase Agreement between Driftwood Ventures, Inc. and the purchasers signatory thereto dated July 7, 2008.
13 Jay A. Wolf and Robert S. Ellin, as managing members of Trinad Management, LLC, could be deemed to indirectly beneficially own the shares held by Trinad Capital Master Fund, Ltd., and Trinad Management, LLC as they share power to vote and dispose of the securities.
14 On the basis of 6,782,000 shares of Common Stock outstanding reported by the Company.

SCHEDULE 13D

CUSIP No.	262033103

1	NAMES OF REPORTING PERSONS: Robert S. Ellin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		250,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,415,545

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		250,000

WITH	10	SHARED DISPOSITIVE POWER:

		8,415,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,665,545[15]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	89.0%1617

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

15 This amount does not include certain senior convertible promissory notes in the aggregate principal amounts of $2,500,000 and $750,000 issued to Trinad Capital Master Fund, Ltd. and Trinad Management, LLC, respectively, by Driftwood Ventures, Inc. pursuant to a certain Note Purchase Agreement between Driftwood Ventures, Inc. and the purchasers signatory thereto dated July 7, 2008.
16 Jay A. Wolf and Robert S. Ellin, as managing members of Trinad Management, LLC, could be deemed to indirectly beneficially own the shares held by Trinad Capital Master Fund, Ltd. and Trinad Management, LLC as they share power to vote and dispose of the securities.
17 On the basis of 6,782,000 shares of Common Stock outstanding reported by the Company.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is warrants exercisable into common stock, par value $0.001, per share (the "Common Stock"), of Driftwood Ventures, Inc., the issuer (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

Item 2. Identity and Background.

This statement is being filed jointly by Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd., Trinad Management, LLC, Trinad Capital LP, Trinad Advisors II, LLC, Robert S. Ellin and Jay A. Wolf (collectively, the "Reporting Persons"):

(i) Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii) Trinad Capital International, Ltd., a Cayman Islands corporation, is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owed by Trinad Capital International, Ltd.. As of the date hereof, Trinad Capital International, Ltd. is the owner of 17% of the issued and outstanding shares of the Trinad Capital Master Fund, Ltd.

(iii) Trinad Capital LP, a Delaware limited partnership, is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owed by Trinad Capital LP. As of the date hereof, Trinad Capital LP is the owner of 83% of the issued and outstanding shares of the Trinad Capital Master Fund, Ltd.

(iv) Trinad Management, LLC, a Delaware limited liability company, is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(v) Trinad Advisors II, LLC, a Delaware limited liability company and the general partner of Trinad Capital LP, is principally engaged in serving as the general partner of Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital LP.

(vi) Robert S. Ellin is an individual whose principal occupation is to serve as portfolio manager and the managing member of Trinad Advisors II, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd., and the managing member of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd.

(vii) Jay A. Wolf is an individual whose principal occupation is to serve as portfolio manager and managing director of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd., Trinad Capital GP and a managing director of Trinad Advisors II, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd.

The Reporting Persons nor any executive officer or director of the Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were acquired with working capital of Trinad Capital Master Fund, Ltd. (“Trinad”) and Trinad Management, LLC. The warrants issued to Trinad exercisable into shares of common stock were issued in connection with a certain Note Purchase Agreement between Driftwood Ventures, Inc. and the purchasers signatory thereto dated July 7, 2008, as inducement to purchase the notes referenced therein. The warrants issued to Trinad Management, LLC exercisable into shares of common stock were issued as partial satisfaction of a termination fee pursuant to a certain Management Agreement between Trinad Management, LLC and Driftwood Ventures, Inc. dated as of October 24, 2007, as subsequently amended on July 7, 2008.18

18 The issued and outstanding common stock of the Issuer does not include three senior convertible promissory notes in the aggregate principal amounts of $2,500,000, $2,000,000 and $750,000 issued by Driftwood Ventures, Inc. pursuant to a certain Note Purchase Agreement between Driftwood Ventures, Inc. and the purchasers signatory thereto dated July 7, 2008.

Item 4. Purpose of Transaction.

Financing

On July 7, 2008, Driftwood entered into a Note Purchase Agreement with Trinad and Back Bay LLC (“Back Bay,” and together with Trinad, the “Purchasers”) (the “Note Purchase Agreement”), pursuant to which the Purchasers agreed to provide a loan to Driftwood in the aggregate principal amount of up to $7,000,000, in consideration for the issuance and delivery of senior secured convertible promissory notes (the “Notes”). As partial inducement to purchase the Notes, Driftwood issued to the Purchasers warrants to purchase Driftwood common stock (the “Warrants,” and together with the issuance of the Notes, the “Financing”). The Note Purchase Agreement provides for subsequent closings whereby Driftwood may issue additional Notes and Warrants to one or more additional purchasers at any time and from time to time on or before July 15, 2008. The Note Purchase Agreement was filed as an exhibit to Driftwood’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2008 and is incorporated by reference herein.

Pursuant to the Note Purchase Agreement, Driftwood issued to each of Trinad and Back Bay Notes in the aggregate principal amount of $2,500,000 and $2,000,000 respectively. The Notes bear an interest rate of five percent (5%) for the time period beginning on July 7, 2008 and ending on July 7, 2009, unless extended. Upon the occurrence of an investor sale, as defined in the Notes, the entire outstanding principal amount of the Notes and any accrued interest thereon will be automatically converted into shares of Driftwood Common Stock. In addition, in connection with Amendment No. 1 to the Management Agreement, as set forth below, Driftwood issued Notes in the principal amount of $750,000 to Trinad Management, LLC (“Trinad Management”) on the same terms and conditions as the Notes issued to the Purchasers. The form of the Notes was filed as an exhibit to Driftwood’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2008 and is incorporated by reference herein.

In connection with the Note Purchase Agreement, Driftwood issued to each of Trinad and Back Bay Warrants to purchase 2,272,727 shares and 1,818,182 shares of Driftwood common stock. The Warrants have a five year term and an exercise price of $0.01 per share. Additionally, in connection with Amendment No. 1 to the Management Agreement, as set forth below, Driftwood issued 681,818 Warrants to Trinad Management on the same terms and conditions as the Warrants issued to the Purchasers. The form of the Warrants was filed as an exhibit to Driftwood’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2008 and is incorporated by reference herein.

Pursuant to a Security Agreement, by and among Driftwood and the Purchasers, Driftwood granted a security interest in all of its assets to each of the Purchasers to secure Driftwood’s obligations under the Notes (the “Security Agreement”). Additionally, Trinad Management executed a joinder to the Security Agreement. The Security Agreement was filed as an exhibit to Driftwood’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2008 and is incorporated by reference herein.

Amendments to Trinad Agreements

On July 7, 2008, Driftwood entered into an amendment (“Amendment No. 1”) to that certain Management Agreement with Trinad Management, dated as of October 24, 2007 (the “Management Agreement”). Pursuant to the terms of the Management Agreement, Trinad Management agreed to provide certain management services, including without limitation the sourcing, structuring and negotiation of a potential business combination transaction involving Driftwood, in consideration for a management fee of $90,000 per quarter, plus reimbursement of all expenses reasonably incurred by Trinad Management in connection with the provision of management services, as disclosed in that Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2007, which is incorporated by reference herein. The Management Agreement was terminable by either party upon written notice, subject to a termination fee of $1,000,000 upon termination by Driftwood. Amendment No. 1 provided that the Management Agreement would automatically terminate upon the initial closing of the Financing, in which such case the termination fee would be reduced to $750,000, which Driftwood may satisfy by delivery to Trinad Management of Notes in the aggregate amount of $750,000 and 618,818 Warrants, such Notes and Warrants to be on the same terms of the notes and warrants sold and issued by Driftwood to the Purchasers in the Financing as described herein. Amendment No. 1 to the Management Agreement was filed as an exhibit to Driftwood’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2008 and is incorporated by reference herein.

Also on July 7, 2008, Driftwood entered into an amendment (“Amendment No. 3”) to that certain letter agreement with Trinad, dated as of October 24, 2007, as amended (the “Loan Agreement”). Pursuant to the Loan Agreement, Trinad agreed to provide a loan to Driftwood in the principal aggregate amount of $750,000, including any accrued interest thereon, as disclosed in those Current Reports on form 8-K filed with the Securities and Exchange Commission on October 25, 2007 and April 22, 2008, which are incorporated by reference herein. Amendment No. 3 provides that, in consideration of Trinad’s participation in the Financing and receipt of the Notes and Warrants issued thereunder, the Loan Agreement will be terminated upon the initial closing of the Financing, and the loan due thereunder, including all principal and interest will be deemed cancelled and extinguished with no obligation or liability of Driftwood. Amendment No. 3 to the Loan Agreement was filed as an exhibit to Driftwood’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2008 and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Trinad Capital Master Fund, Ltd. is the beneficial owner of 7,733,727 shares of the Common Stock, representing approximately 85.4% of the issued and outstanding Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd. and Trinad Capital LP), may be deemed to be the beneficial owner of 8,415,545 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 86.4% of the issued and outstanding Common Stock of the Issuer.

Robert S. Ellin, as Managing Member of Trinad Advisors II, LLC and Trinad Management, LLC may be deemed to be the beneficial owner of 8,415,545 shares of the Common Stock held in the aggregate by Trinad Capital Master Fund, Ltd. and Trinad Management, and is the direct beneficial owner of 250,000 shares of the Common Stock of the Issuer representing approximately 84% of the issued and outstanding Common Stock of the Issuer.

Jay A. Wolf, as Managing Director of Trinad Advisors II, LLC and Trinad Management, LLC may be deemed to be the beneficial owner of 8,415,545 shares of the Common Stock held in the aggregate by Trinad Capital Master Fund, Ltd. and Trinad Management, LLC, and is the direct beneficial owner of 125,000 shares of the Common Stock of the Issuer representing approximately 87.7% of the issued and outstanding Common Stock of the Issuer.

Trinad Capital LP (as the owner of 83% of the shares of Trinad Capital Master Fund, Ltd.) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), each may be deemed to be the beneficial owner of 83% of the shares of the 7,733,727 shares of the Common Stock held by Trinad Capital Master Fund, Ltd.

Trinad Capital International, Ltd. (as the owner of 17% of the shares of Trinad Capital Master Fund, Ltd.), may be deemed to be the beneficial owner of 17% of the shares of the 7,733,727 shares of the Common Stock held by Trinad Capital Master Fund, Ltd.

Each of Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC and Trinad Capital International, Ltd. disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd.

Each of Robert S. Ellin and Jay A. Wolf disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd., and each of Robert S. Ellin and Jay A. Wolf disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Management, LLC, except to the extent of his pecuniary interests therein.

Robert S. Ellin and Jay A. Wolf have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c) Except as described in this report, the Reporting Persons have not effected any transaction in shares of the Company’s equity securities during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.
Exhibits:

A	Joint Filing Agreement ┼
B	Form of Warrant *
C	Note Purchase Agreement, by and among Driftwood, Trinad Capital Master Fund, Ltd. (“Trinad”) and Back Bay LLC (“Back Bay”), dated July 7, 2008 *
D	Form of Note *
E	Security Agreement, by and among Driftwood, Trinad and Back Bay, dated July 7, 2008 *
F	Amendment No. 1 to the Management Agreement, by and between Driftwood and Trinad Management, LLC, dated July 7, 2008 *
G	Amendment No. 3 to the Loan Agreement, by and between Driftwood and Trinad, dated July 7, 2008 *

┼ Filed herewith
* Filed as an exhibit to Driftwood’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2008

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2008

Trinad Capital Master Fund, Ltd.

By:	/s/ Robert S. Ellin
Name: Robert S. Ellin Title: Managing Member of Trinad Advisors II, LP, the general partner of a principal stockholder of Trinad Capital Master Fund, Ltd.

Trinad Management, LLC

By:	/s/ Jay A. Wolf
Name: Jay A. Wolf Title: Managing Director

Trinad Capital LP

By:	/s/ Trinad Advisors II, LLC
Name: Trinad Advisors II, LLC Title: Trinad Capital LP's General Partner

Trinad Advisors II, LLC

By:	/s/ Robert S. Ellin
Name: Trinad Advisors II, LLC Title: Managing Member

Trinad Capital International, Ltd.

By:	/s/ Jay Wolf
Name: Jay A. Wolf Title: Managing Director of Trinad Management, LLC, the Manager of Trinad Capital International, Ltd. /s/ Jay A. Wolf

Jay A. Wolf
By: /s/ Jay A. Wolf

Robert S. Ellin
By: /s/ Robert S. Ellin

Exhibit A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: July 18, 2008

Trinad Capital Master Fund, Ltd.

By:	/s/ Robert S. Ellin
Name: Robert S. Ellin Title: Managing Member of Trinad Advisors II, LP, the general partner of a principal stockholder of Trinad Capital Master Fund, Ltd.

Trinad Management, LLC

By:	/s/ Jay A. Wolf
Name: Jay A. Wolf Title: Managing Director

Trinad Capital LP

By:	/s/ Trinad Advisors II, LLC
Name: Trinad Advisors II, LLC Title: Trinad Capital LP's General Partner

Trinad Advisors II, LLC

By:	/s/ Robert S. Ellin
Name: Trinad Advisors II, LLC Title: Managing Member

Trinad Capital International, Ltd.

By:	/s/ Jay Wolf
Name: Jay A. Wolf Title: Managing Director of Trinad Management, LLC, the Manager of Trinad Capital International, Ltd. /s/ Jay A. Wolf

Jay A. Wolf
By: /s/ Jay A. Wolf

Robert S. Ellin
By: /s/ Robert S. Ellin